SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO

Unibanco and Unibanco Holdings, S.A.

Press Release 2Q08

CONSOLIDATED FINANCIAL INFORMATION

SECOND QUARTER 2008

Ratios (%)	2Q08	1Q08	2Q07	1H08	1H07

Performance

Unibanco’s net income reached R$756 million in 2Q08, up 18.5% when compared to 2Q07. The highlight in the quarter was the 19.9% increase in operating income which reached R$1,358 million. Annualized return on average equity (ROAE) was 26.6 % in 2Q08 and 25.9 % in 1H08.

Highlights – Balance Sheet

Unibanco’s total assets reached R$172 billion, up 32.7% when compared to June 30, 2007. This evolution is explained mainly by the R$17.3 billion increase in total loans, mostly in auto loans, Small and Medium Enterprises (SME), credit cards and payroll loans (own origination) portfolios.

The loan portfolio increased 4.3% in the quarter and 33.6% in the last 12 months, reaching R$68,991 million in June 2008. Retail portfolio increased 39.2% in 12 months, with highlight for growth in auto loans, 86.9%, SME, 48.9%, credit cards, 35.9%, and payroll loans (own origination) portfolio, 33.9%. Wholesale portfolio grew 25.5% in the last 12 months, as a result of the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

The balance of Allowance for Loan Losses reached R$3,268 million in June 2008, representing 4.7% of the loan portfolio, from which R$985 million are based on percentages above those required by the regulatory authority.

Recurring ROAE	26.6	27.0	26.7	25.9	25.1
Recurring ROAA	1.9	2.0	2.1	1.9	2.1
Efficiency ratio	42.0	45.3	47.0	43.6	47.8
Cost to average assets ratio	3.7	3.8	4.6	3.7	4.7
BIS ratio	13.7	14.4	14.0	13.7	14.0
Recurring earnings per share (R$)	0.27	0.27	0.23	0.54	0.43
Book value per outstanding share (R$)	4.55	4.37	3.85	4.55	3.85

Income Statement (R$ million)	2Q08	1Q08	2Q07	1H08	1H07

Profit from financial intermediation before provision (a)	3,215	2,840	2,621	6,055	5,028
Provision for loan losses (b)	(716)	(630)	(545)	(1,346)	(1,069)
Profit from financial intermediation (a+b)	2,499	2,210	2,076	4,709	3,959
Fees from services rendered	916	914	873	1,830	1,709
Personnel and administrative expenses	(1,500)	(1,454)	(1,394)	(2,954)	(2,758)
Other operating income (expenses)	(557)	(537)	(512)	(1,094)	(933)
Operating income	1,358	1,133	1,043	2,491	1,977
Recurring net income	756	741	638	1,497	1,219
Non recurring events (1)	-	-	203	-	203
Net income	756	741	841	1,497	1,422
(1) In 2Q07, non recurring events includes the result from the sale of Serasa's stake, change in participation on our subsidiary UPS and additional provision.

Balance Sheet (R$ million)			Jun-08	Mar-08	Jun-07
Loan portfolio			68,991	66,153	51,644
Total assets			171,972	156,211	129,576
Total deposits + debentures			67,797	62,001	47,510
Stockholders' equity			12,697	12,209	10,798
Assets under management			64,156	62,469	47,527

Investor Relations | 2Q08	1

Hightlights - Results

The financial margin before provision for loan losses was R$3,215 million in 2Q08, up 22.7% from the same period last year, and 13.2% in the quarter. This evolution is mostly explained by a higher credit volume and by higher yields in some portfolios.

Unibanco’s total personnel and administrative expenses posted a 3.2% increase in the quarter. In 1H08, these expenses posted a 7.1% increase when compared to 1H07, largely due to growth in volume of business, increase of 2,045 employees and wage increases. It is worth mentioning the increase of only 4.9% in other administrative expenses under Unibanco’s direct management in the same period, below the inflation rate of 6.05% (IPCA), due to the efficiency gains and cost controls, despite the expansion of business activities.

The 20.4% revenue growth in 2Q08 compared to 2Q07, vis-à- vis a 7.6% increase in personnel and administrative expenses – a result of growth in volume of business, efficiency management and budgetary discipline – led to a 500 b.p. improvement in the efficiency ratio. In the same period, the cost to average assets ratio also improved from 4.6% to 3.7%.

Stocks
Unibanco’s market capitalization, based on the Unit closing quotation of R$21.09, on August 6th, 2008, is R$29.4 billion.

Sustainability
In August 2008, the Bandeirantes Thermoelectric Power Plant project (UTEB) was awarded the best clean development mechanism project in Brazil, winning the Brasil Ambiental (Environmental Brazil) Prize, organized by the American Chamber of Commerce of Rio de Janeiro – AMCHAM RJ, in the category of Clean Development Mechanism.

The new Sustainability Website, launched at the end of June 2008, can be accessed at www.unibanco.com.br. The website presents Unibanco’s initiatives towards sustainable development, products aimed at reaching individual and corporate clients, policies and procedures aligned to sustainability. The website will also be available in English by the end of 2008.

Financial Margin (R$ million)	2Q08	1Q08	2Q07	1H08	1H07

Financial margin (A)	3,215	2,840	2,621	6,055	5,028
Financial margin after provision for loan losses (B)	2,499	2,210	2,076	4,709	3,959
Total average assets (-) average permanent assets (C)	161,491	150,442	119,902	158,323	114,179
Annualized financial margin before provision for loan losses (%) (A/C)	8.2%	7.8%	9.0%	7.8%	9.0%
Annualized financial margin after provision for loan losses (%) (B/C)	6.3%	6.0%	7.1%	6.0%	7.1%

Unibanco – União de Bancos Brasileiros S.A. Av. Nações Unidas, 8,501 – 13rd floor Brazil, São Paulo, SP 05425-070 Phone: (55 11) 3905-1980 E-mail: investor.relations@unibanco.com

Investor Relations | 2Q08	2

Financial Information

• Performance	5
Highlights	6
Financial Margin	6
• Assets	7
Marketable Securities	7
Credit Operations	8
Allowance and Provisions for Loan Losses	10
Investments Abroad	13
• Funding and Assets under Management	14
• Foreign Exchange Exposure	16
• Capital Adequacy Ratios	17
• Revenue by Type of Business	18
• Fee Income	18
• Personnel and Administrative Expenses	19
Personnel Expenses	19
Other Administrative Expenses	19
• Efficiency	20
• Other Operating Income and Expenses	21

Investor Relations | 2Q08	3

Highlights for the Quarter

• Brazilian Economy	22
• Retail	23
SME	23
Consumer Credit Companies	23
Credit Card Companies	24
Consumer Finance Companies	24
• Wholesale and Investment Banking	25
• Insurance and Pension Plans	26
• Wealth Management	28
Unibanco Asset Management	28
Unibanco Private Bank	28
• Unibanco Holdings	29
• Corporate Governance	29
Stocks	29
Stock Exchange Indices	30
Market Capitalization	30
GDSs Ratio Change	30
Share Bonus	30
Stock Repurchase Program	31
Interest on Capital Stock and Dividends	31
Guidance	31
• Sustainability	33
Bandeirantes Thermoelectric Power Plant Award	33
Global Compact Participation	33
Unibanco’s Sustainability Website	33
Unicard Receives Ethics Certification	33
• Consolidated Balance Sheet	34
• Income Statement	35

Investor Relations | 2Q08	4

Financial Information

Performance

Unibanco’s net income reached R$756 million in 2Q08, up 18.5% from 2Q07. In 1H08, net income was R$1,497 million, a 22.8% growth when compared to 1H07.

The highlight in the quarter was the 19.9% increase in operating income which reached R$1,358 million. In 1H08, operating income was R$2,491 million, a 26.0% increase versus 1H07.

Stockholders’ equity was R$12.7 billion on June 30, 2008, up 17.6% from June 2007. Annualized return on average equity (ROAE) reached 26.6 % in 2Q08.

The table below illustrates the main performance indicators for the periods under analysis:

Profitability	2Q08	1Q08	2Q07	1H08	1H07

Recurring net income (R$ million)	756	741	638	1,497	1,219
Operating income (R$ million)	1,358	1,133	1,043	2,491	1,977
Total assets (R$ million)	171,972	156,211	129,576	171,972	129,576
Stockholders' equity (R$ million)	12,697	12,209	10,798	12,697	10,798
Recurring ROAE (%)	26.6	27.0	26.7	25.9	25.1
Recurring ROAA (%)	1.9	2.0	2.1	1.9	2.1
Recurring earnings per share (R$)	0.27	0.27	0.23	0.54	0.43
Book value per outstanding share (R$)	4.55	4.37	3.85	4.55	3.85
Book value per Unit (R$) (1)	9.16	8.80	7.74	9.16	7.74

(1) Each Share Deposit Certificate ("UNIT") represents one preferred share issued by Unibanco and one preferred share issued by Unibano Holdings.

Investor Relations | 2Q08	5

Performance > Highlights

√ Loan portfolio growth in 2Q08

  Auto loans: 10.4%
  Credit cards: 6.8%
  Small and medium enterprises (SME): 5.8%
  Mortgages: 5.7%
  Payroll loans (own origination): 5.3%
  Retail loan portfolio: 4.6%
  Wholesale loan portfolio: 3.7%
  Total loan portfolio: 4.3%

√ Asset Quality:

  Better ratio of D to H portfolio over total loans, 4.7% vis-à-vis 5.2% in June 2007
  102% D-H and 127% E-H loan portfolio coverage.

Performance > Financial Margin

The financial margin before provision for loan losses was R$3,215 million in 2Q08, up 22.7% from the same period last year and 13.2% when compared to 1Q08. In the quarter, this evolution is mostly explained by a higher credit volume and by higher yields in some portfolios.

The financial margin before provision for loan losses was 8.2% in 2Q08, up 40 b.p. when compared to 1Q08. After provision for loan losses, the financial margin reached 6.3% in 2Q08, 30 b.p. higher than the 6.0% posted in 1Q08. The provision for loan losses to gross financial margin ratio was 22.3% in 2Q08, stable when compared to 22,2% in 1Q08.

					R$ million
Financial Margin	2Q08	1Q08	2Q07	1H08	1H07
Financial margin (A)	3,215	2,840	2,621	6,055	5,028
Provision for loan losses	(716)	(630)	(545)	(1,346)	(1,069)
Financial margin after provision for loan losses (B)	2,499	2,210	2,076	4,709	3,959
Total average assets (-) average permanent assets (C )	161,491	150,442	119,902	158,323	114,179
Annualized financial margin before provision for loan losses (%) (A/C )	8.2%	7.8%	9.0%	7.8%	9.0%
Annualized financial margin after provision for loan losses (%) (B/C )	6.3%	6.0%	7.1%	6.0%	7.1%

The Treasury contribution to the financial margin is shown in the table below:

					R$ million
Treasury Gains	2Q08	1Q08	2Q07	1H08	1H07

Gross profit from financial intermediation (A)	3,215	2,840	2,621	6,055	5,028
Treasury gains (B)	204	128	172	332	298
Treasury gains / Gross profit from financial intermediation (B/A)	6.3%	4.5%	6.6%	5.5%	5.9%

Investor Relations | 2Q08	6

Assets

Unibanco’s total assets reached R$172 billion on June 30, 2008, a 32.7% annual increase. This evolution is explained mainly by the R$17.3 billion increase in total loans, mostly in auto loans, credit cards, SME and payroll loans (own origination) portfolios. Annualized return on average assets (ROAA) was 1.9 % in 2Q08.

The table below demonstrates the trend in asset growth:

Total Assets	Jun-08		Mar-08		Jun-07		Quarterly Change (%)	Annual Change (%)
	R$ million	Mix %	R$ million	Mix %	R$ million	Mix %
Loan portfolio	68,991	40%	66,153	42%	51,644	40%	4.3	33.6
Interbank investments	40,431	24%	33,400	21%	28,125	22%	21.1	43.8
Marketable securities and financial derivatives instruments	34,467	20%	31,881	20%	26,121	20%	8.1	32.0
C ompulsory deposits	6,745	4%	6,638	4%	5,077	4%	1.6	32.9
Foreign exchange portfolio	6,302	4%	3,589	2%	5,714	4%	75.6	10.3
Others	15,036	9%	14,550	9%	12,895	10%	3.3	16.6

Total	171,972	100%	156,211	100%	129,576	100%	10.1	32.7

Assets > Marketable Securities

The classification and accounting values for the marketable securities portfolio as of June 2008 is detailed in the table below:

				R$ million
		Securities Available	Securities Held
	Trading Securities	for Sale	to Maturity	Total
	(Market Value)	(Market Value)	(Amortized Cost)
Federal government	5,717	9,734	1,735	17,186
Foreign government	2,826	1,049	-	3,875
Brazilian sovereign debt	110	1,172	886	2,168
C orporate debt securities	207	2,967	4	3,178
Bank debt securities	1,036	813	-	1,849
Marketable equity securities	1,219	278	-	1,497
Mutual funds	498	34	-	532

Total	11,613	16,047	2,625	30,285
% of portfolio	38%	53%	9%	100%

The market value of marketable securities classified as held to maturity was R$2,925 million on June 30, 2008, with an unrealized gain of R$300 million with regard to their book value.

Changes in the marketable securities portfolio during the quarter were as follows:

	R$ million
	Balance	Foreign
Change in Securities Portfolio	Mar-08	Exchange	Interests (1)	Maturity (2)	Purchases	Sales	Balance
	(cost)	Variation					Jun-08
Trading securities	11,945	(137)	681	(1,156)	25,037	(24,757)	11,613
Available for sale	14,126	(159)	59	(835)	5,195	(2,339)	16,047
Held to maturity	2,741	(94)	110	(132)	-	-	2,625

Total	28,812	(390)	850	(2,123)	30,232	(27,096)	30,285

(1)	Includes market value adjustment.
(2)	Interest payments and redemptions at maturity.

Investor Relations | 2Q08	7

Assets > Credit Operations

In the last 12 months, the Retail loan portfolio increased 39.2%, with highlight to the 86.9% growth in auto loans, 48.9%i n SME, 35.9% in credit card loans and 33.9% in payroll loans (own origination) portfolio.

In 2Q08, the Retail portfolio reached R$42,603 million, influenced by a 10.4% increase in auto loans, 6.8% in credit card loans, 5.8% in SME and 5.7% in mortgages. The evolution of consumer credit companies portfolio, segment comprised of credit card operations and consumer finance companies, was 6.0% in the quarter, favored by the credit card loans growth.

The Wholesale loan portfolio grew 25.5% in the last 12 months and 3.7% in the quarter, despite the US dollar depreciation of 17.4% and 9.0% in the respective periods. It is worth mentioning that US dollar-denominated credit portfolio represents approximately 40% of the Wholesale loans. The segment’s evolution is a result of an increasing demand from large companies for funds in the local market, mainly due to the lower liquidity in the international market.

The total loan portfolio increased 4.3% in the quarter, reaching R$68,991 million in June 2008. In the last 12 months, Unibanco’s total loans increased 33.6%, especially in the individuals portfolio, with a 35.4% increase.

	R$ million
Balance of Loans by Business Segment	Jun-08	Mar-08	Jun-07	Quarterly	Annual
				Change (%)	Change (%)
Retail	42,603	40,711	30,612	4.6%	39.2%
Wholesale	26,388	25,442	21,032	3.7%	25.5%

Total	68,991	66,153	51,644	4.3%	33.6%

	R$ million
Balance of Loans by Client Type	Jun-08	Mar-08	Jun-07	Quarterly	Annual
				Change (%)	Change (%)
Individuals	28,278	27,108	20,883	4.3%	35.4%
Corporate	40,713	39,045	30,761	4.3%	32.4%

Total	68,991	66,153	51,644	4.3%	33.6%

	R$ million
Loan Portfolio Distribution as of June, 2008	Retail	Wholesale	Total	Mix (%)
Individuals	28,278	-	28,278	41.0%
Corporate	14,325	26,388	40,713	59.0%

Total	42,603	26,388	68,991	100.0%
Mix (%)	61.8%	38.2%	100.0%

	R$ million
Portfolio Highlights	Jun-08	Mar-08	Jun-07	Quarterly	Annual
				Change (%)	Change (%)
Auto loans	10,764	9,749	5,759	10.4%	86.9%
SME	10,296	9,729	6,913	5.8%	48.9%
Credit cards	7,357	6,887	5,412	6.8%	35.9%
Mortgages	2,042	1,931	1,586	5.7%	28.8%
Large corporate	25,902	24,986	21,032	3.7%	23.2%
Payroll loans	4,499	4,879	3,685	-7.8%	22.1%
Own portfolio	1,874	1,779	1,400	5.3%	33.9%
Acquired portfolio	2,625	3,100	2,285	-15.3%	14.9%
Consumer finance companies	3,139	3,012	2,762	4.2%	13.6%
Other retail loans (individuals)	4,992	4,980	4,495	0.2%	11.1%
Total	68,991	66,153	51,644	4.3%	33.6%

Investor Relations | 2Q08	8

Loan portfolio mix, as of June 30, 2008, is as follows

Auto Financing

Unibanco operates nationwide in the auto financing segment and serves the car dealers network of main automobile manufacturers in the country. Auto loans grew 10.4% in the quarter and 86.9% in the last 12 months, reaching R$10,764 million on June 30, 2008. The following graph shows the loan portfolio evolution and the breakdown between new and used vehicles:

With a distinctive strategy in auto financing, focused in new vehicles, Unibanco is consistently increasing its market share in terms of financed units. In the new cars segment, Unibanco’s market share rose from 7.3% in 2Q07 to 8.6% in 2Q08.

Small and Medium Enterprises

The SME’s products portfolio comprises accounts receivable financing, overdraft, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners. The SME loan portfolio totaled R$14,325 million in June 30, 2008. Excluding auto loans and mortgage loans, the total portfolio was R$10,296 million, 5.8% evolution in the quarter and 48.9% in the last 12 months.

Home Financing

The mortgage loan portfolio totaled R$2.0 billion on June 30, 2008, up 28.8% in the last 12 months and 5.7% in the quarter, representing 24.0% of savings deposits and 3.0% of total loan portfolio. In June 2008, the balance of commitment to future disbursement reached R$1,638 million, a 219.3% growth in the last 12 months. Unibanco increased its focus in Home Financing and intensified its relationship with homebuilders and brokers, in line with growth expectations for upcoming years in Brazil. (Please refer to the section: Highlights for the Quarter – Retail).

Investor Relations | 2Q08	9

Payroll Loans

Payroll loans portfolio was R$4,499 million in June 2008. Since 4Q07, Unibanco has focused in its own origination of payroll loans, which in June 2008, reached R$1,874 million, a 33.9% growth in the last 12 months and a 5.3% increase in the quarter. The distribution channels in this segment comprise dealers (including Fininvest), branch network and partnerships.

Assets > Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of June 2008 surpassed R$3,268 million, or 4.7% of the total loan portfolio, as follows:

√ R$1,396 million related to overdue credits, in compliance with Resolution 2,682;
√ R$887 million for falling due credits, in compliance with Resolution 2,682;
√ R$985 million based on percentages above those required by the regulatory authority, and higher than the R$704 million registered in June 2007.

The total amount of R$985 million of additional allowance for loan losses, above the required by Resolution 2,682, represents 30.1% of total allowance for loan losses.

	R$ million
	Required		Cumulative	Minimum Allowance		Additional		Allowance
Classification	Provision	Total Risk	Distribution	Overdue	Falling Due	Allowance over	Total	over
	(%)	Portfolio	(%)	Installments	Installments	Res. 2682	Allowance	Portfolio (%)
AA	-	28,708	41.6	-	-	21	21	0.1
A	0.5	29,851	84.9	-	149	7	156	0.5
B	1.0	5,751	93.2	3	55	26	84	1.5
C	3.0	1,467	95.3	8	36	3	47	3.2
D	10.0	643	96.3	25	39	369	433	67.3
E	30.0	434	96.9	66	64	272	402	92.6
F	50.0	398	97.5	115	84	190	389	97.7
G	70.0	331	98.0	148	83	97	328	99.1
H	100.0	1,408	100.0	1,031	377	-	1,408	100.0
TOTAL		68,991		1,396	887	985	3,268
% of portfolio							4.7%

The Unibanco’s risk management policy, along with an increase in lower risk portfolios, allowed a continuous improvement in the credit portfolio quality in the last 12 months. In June 2008, the balance of credits rated as AA to C made up 95.3% of the total loan portfolio, up from 94.8% in June 2007 as illustrated in the following graph:

Investor Relations | 2Q08	10

The following graphs show the evolution of the credits rated E to H and D to H in the last 12 months. In the quarter, the increase in the percentage of these loans over the total loans reflects the loan portfolio maturity and the lower growth rate vis-à-vis previous quarters.

Allowance for loan losses over the credits rated E to H stood at 127% on June 30, 2008, above the 123% verified in June 2007.

Allowance for loan losses as a percentage of overdue installments reached 131% on June 30, 2008, conveying the loan portfolio strength.

The non performing loans (credits overdue by 60 days or longer that do not accrue interests) improved from 4.5% in June 2007 to 4.0% in June 2008. In the quarter, it is worth mentioning that the growth in non performing loans over total loans reflects the loan portfolio maturity and the lower growth rate compared to previous quarters. The total allowance for loan losses reached 118% of the non performing loans (past due and falling due credits) in June 2008, compared to 115% in June 2007, as illustrated in the following graphs:

The following table indicates the allowance for loan losses coverage ratio by business segment:

Loan Portfolio Coverage (1)	Jun-08	Mar-08	Jun-07
Consumer finance companies	16.5%	15.5%	17.5%
Credit cards	8.4%	7.9%	8.3%
Retail Bank - Individuals	8.1%	7.7%	8.9%
Auto financing	2.5%	2.6%	3.2%
SME	3.6%	3.6%	4.5%
Retail	5.8%	5.7%	6.9%
Wholesale	0.6%	0.5%	0.9%
Additional provision	1.1%	1.2%	1.0%
Unibanco consolidated	4.7%	4.6%	5.2%

(1)	Allowance for loan losses by segment/Loan portfolio by segment

Investor Relations | 2Q08	11

The allowance for loan losses relative to total Wholesale loan portfolio was 0.6% in June 2008, down from 0.9% in June 2007. This reflects a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 5.8% in June 2008, in line with the change in the loan portfolio mix in the last 12 months.

The table below shows the changes in the allowance for loan losses for the periods specified:

	R$ million
Allowance for Loans Losses	2Q08	1Q08	2Q07	1H08	1H07
Allowance for loan losses (beginning balance)	3,051	2,994	2,672	2,994	2,666
Provision for loan losses	716	630	616	1,346	1,140
Required provision (regulatory)	699	591	510	1,290	1,035
Additional provision	17	39	106	56	105
Loan write-off	(499)	(573)	(586)	(1,072)	(1,104)
Allowance for loan losses (ending balance)	3,268	3,051	2,702	3,268	2,702

Loan recovery	84	68	74	152	104
Net write-off	(415)	(505)	(512)	(920)	(1,000)
Net write-off / total risk	0.6%	0.8%	1.0%	1.3%	1.9%

In 2Q08, required provision stood at R$699 million, a R$189 million increase compared to 2Q07 – as a consequence of the loan growth during the last 12 months.

	R$ million
Provision for Loans Losses	2Q08	1Q08	2Q07	1H08	1H07
Provision for loan losses (A)	716	630	616	1,346	1,140
Net write-off (B)	(415)	(505)	(512)	(920)	(1,000)
Net provision for loan losses (A+B)	301	125	104	426	140

Provision for loan losses in 2Q08 was R$716 million – above the R$415 million of the total net write-offs, representing a net provision for loan losses of R$301 million, 189.4% higher than 2Q07.

Investor Relations | 2Q08	12

Assets > Investments Abroad

Unibanco registered a total of US$2,901 million in investments abroad at the end of June 2008, compared to US$2,248 million in March 2008. Such growth is mainly due to the US$606 million capital contribution in the last 3 months, which aims at supporting trade finance transactions and securities trading in international markets.

The following tables detail Unibanco’s investments abroad and the impact of the exchange rate variation over such investments:

	US$ million
Changes on Investments Abroad	2Q08	1Q08	2Q07	1H08	1H07
Investments abroad (beginning balance)	2,248	2,239	2,065	2,239	1,762
Net income	59	22	41	81	110
Capital contribution	606	-	171	606	387
Dividends paid	(20)	-	(192)	(20)	(193)
Market value adjustments	8	(13)	(14)	(5)	5
Investments abroad (ending balance)	2,901	2,248	2,071	2,901	2,071

	R$ million
Impact on Investments Abroad	2Q08	1Q08	2Q07	1H08	1H07
Exchange rate fluctuation on investments abroad	(382)	(41)	(190)	(423)	(362)
Hedge on investments abroad (currency)	370	56	247	426	426
Tax effects of exchange rate fluctuation on investments abroad	(130)	(14)	(65)	(144)	(123)
Fiscal hedge effect	130	14	65	144	123
Net impact after income tax and social contribution	(12)	15	57	3	64

Exchange rate fluctuation	-9.0%	-1.3%	-6.1%	-10.1%	-9.9%

Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects. During 2Q08, the net account effect was R$12 million as a result of the bank’s structural hedging policy (short position in foreign exchange).

Investor Relations | 2Q08	13

Funding and Assets under Management

Total funding and assets under management (AUM) stood at R$184,643 million on June 30, 2008, R$64,156 million of which are assets under management.

As part of its strategy, Unibanco has focused on low cost CDs (Core Deposits CDs). Furthermore, with the recent cycle of interest rate increase, there was a higher demand for products indexed to the interbank rate (CDI) instead of savings deposits and investment funds.

The balance of time and interbank deposits presented a 39.5% growth in the quarter and 108.5% growth in the last 12 months. This increase was influenced by the CPMF tax extinguishment, the Central Bank new regulation of reserve requirements and the higher market demand for lower risk investments.

The debentures, an alternative funding instrument for time deposits, increased 26.3% in the last 12 months. The 10.0% decrease in the quarter is explained by the Central Bank new regulation establishing reserve requirements over some investments from leasing companies.

					R$ million
Funding	Jun-08	Mar-08	Jun-07	Quarterly	Annual
				Change ( %)	Change ( %)
Demand deposits	3,553	4,143	4,626	-14.2	-23.2
Savings deposits	8,516	10,600	8,045	-19.7	5.9
Core Deposits CDs	5,312	4,158	5,149	27.8	3.2
Core Deposits	17,381	18,901	17,820	-8.0	-2.5
Time and interbank deposits	32,761	23,486	15,712	39.5	108.5
Debentures	17,655	19,614	13,978	-10.0	26.3
Total deposits + Debentures	67,797	62,001	47,510	9.3	42.7
Other funding	52,690	47,269	38,918	11.5	35.4
Total funding (A)	120,487	109,270	86,428	10.3	39.4
Assets under management (B)	64,156	62,469	47,527	2.7	35.0
Total funding + Assets under management (A+B)	184,643	171,739	133,955	7.5	37.8

The increase in Unibanco’s total funding was 39.4% in the last 12 months, above the total loan portfolio growth in the same period.

It is worth mentioning that the increase in the line “other funding” was mainly influenced by funding obtained in the open market, subordinated debt, borrowings and onlendings, and derivative financial instruments.

The following tables detail the funding in local and foreign currency in the specified periods:

			R$ million
June 2008
	Local currency	Foreign Currency	Total
Demand deposits	2,865	688	3,553
Savings deposits	7,963	553	8,516
Interbank deposits	1,486	75	1,561
Core Deposits CDs	5,312	-	5,312
Time deposits	28,941	2,259	31,200
Debentures	17,655	-	17,655
Funding obtained in the open market (excluding debentures)	15,082	2,395	17,477
Resources from securities issued (excluding debentures)	3,137	-	3,137
Local onlendings	9,488	133	9,621
Foreign onlendings	-	36	36
Import and export financing lines	38	4,878	4,916
Eurobonds and commercial papers	412	1,131	1,543
Subordinated debt	5,402	1,351	6,753
Securitization	-	1,687	1,687
Borrowings	102	1,780	1,882
Other funding	5,412	226	5,638
Total funding	103,295	17,192	120,487

Investor Relations | 2Q08	14

			R$ million
March 2008
	Local currency	Foreign Currency	Total
Demand deposits	3,471	672	4,143
Savings deposits	10,054	546	10,600
Interbank deposits	1,397	35	1,432
Core Deposits CDs	4,158	-	4,158
Time deposits	19,205	2,849	22,054
Debentures	19,614	-	19,614
Funding obtained in the open market (excluding debentures)	12,559	1,802	14,361
Resources from securities issued (excluding debentures)	2,412	-	2,412
Local onlendings	8,989	205	9,194
Foreign onlendings	-	5	5
Import and export financing lines	42	4,085	4,127
Eurobonds and commercial papers	382	779	1,161
Subordinated debt	5,198	1,500	6,698
Securitization	-	1,527	1,527
Borrowings	111	2,871	2,982
Other funding	2,626	2,176	4,802
Total funding	90,218	19,052	109,270

			R$ million
June 2007
	Local currency	Foreign Currency	Total
Demand deposits	3,969	657	4,626
Savings deposits	7,589	456	8,045
Interbank deposits	879	-	879
Core Deposits CDs	5,149	-	5,149
Time deposits	13,501	1,332	14,833
Debentures	13,978	-	13,978
Funding obtained in the open market (excluding debentures)	11,203	2,847	14,050
Resources from securities issued (excluding debentures)	2,523	-	2,523
Local onlendings	7,015	186	7,201
Foreign onlendings	-	22	22
Import and export financing lines	28	3,472	3,500
Eurobonds and commercial papers	227	1,037	1,264
Subordinated debt	2,496	1,639	4,135
Securitization	-	1,758	1,758
Borrowings	144	976	1,120
Other funding	1,710	1,635	3,345
Total funding	70,411	16,017	86,428

Local currency funding reached R$103,295 million at the end of June 2008, up 46.7% from June 2007. This growth was mostly driven by time deposits, funding obtained in the open market and subordinated debt.

Foreign currency funding reached R$17,192 million in June 2008, with a growth of 7.3% from June 2007, despite the 17.4% US dollar depreciation in the period. Such evolution was mainly driven by the growth in time deposits, import and export financing lines and foreign currency borrowings.

During the last 12 months, Unibanco increased the participation of local currency in its funding mix, in line with its assets growth in the country, maintaining the local currency deposits and debentures to total loans ratio close to 100%.

Investor Relations | 2Q08	15

Foreign Exchange Exposure

The table below displays the balance sheet in local and foreign currency, and the net FX exposure:

			R$ million
Local and Foreign Currency Balances		June 30, 2008
	Local Currency	Foreign Currency	Consolidated
Cash and due from bank / Interbank investments	39,302	4,321	43,623
Marketable securities and derivatives	29,916	4,551	34,467
Interbank accounts	7,932	226	8,158
Net loans	56,085	9,638	65,723
Loans	59,298	9,693	68,991
Allowances for loan losses	(3,213)	(55)	(3,268)
Other assets	14,603	5,398	20,001
Total assets	147,838	24,134	171,972

Deposits	46,568	3,574	50,142
Securities sold under repurchase agreements (open market)	29,729	2,395	32,124
Resources from securities issued	6,557	1,131	7,688
Interbank accounts	1,415	65	1,480
Borrowings and onlending	9,628	6,827	16,455
Financial derivative instruments	5,412	226	5,638
Subordinated Debt	5,402	1,351	6,753
Other liabilities	30,562	5,904	36,466
Minority interest	2,529	-	2,529
Stockholders' equity	12,697	-	12,697
Total liabilities	150,499	21,473	171,972

Derivatives and leasing operations	38,506	(3,821)	34,685
Transactions to mature (with no exposure risk)		(1,379)

Net exposure - BIS ratio		(2,539)

Investor Relations | 2Q08	16

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	14.4	14.0
Changes in risk weighted assets	(0.4)	(2.9)
Changes in market risk coverage - interest rates	-	-
Changes in market risk coverage - foreign exchange rate	(0.4)	-
Reference equity growth	0.1	2.6
Tier I	0.4	1.5
Tier II	(0.3)	1.1
BIS Ratio on June 30, 2008	13.7	13.7

Unibanco’s BIS ratio, as of June 2008, reached 13.7%, above the minimum 11% level determined by the Central Bank.

The table below details the Tier I/Tier II breakdown in reference equity as of June 30, 2008:

	Reference Equity
	(R$ million)	BIS ratio(%)
Tier I (C apital and reserves)	12,809	9.8
Perpetual bonds	808	0.6
Subtotal	13,617	10.4
Tier II	4,287	3.3
Total	17,904	13.7

The fixed asset ratio was 40.6% in June 2008, lower than the maximum of 50% allowed by the Central Bank.

R$ million
Fixed asset ratio	June 2008
Adjusted permanent assets (A)	7,265
Adjusted stockholders' equity (B)	17,882
Fixed asset ratio (A/B)	40.6%

Investor Relations | 2Q08	17

Revenue by Type of Business

The graph below shows the breakdown of revenues by type of business:

It is worth mentioning the 600 b.p. growth, in the last 12 months, in participation of the result from financial intermediation over total revenues, which reached 53%, mainly due to the growth in the financial intermediation volumes, influenced by the increase in total loan portfolio.

Fee Income

The table below displays the breakdown of service fees:

					R$ million
Fees from Services Rendered	2Q08	1Q08	2Q07	1H08	1H07

Checking accounts	195	199	181	394	360
Credit cards(1)	252	257	235	509	446
Credit operations and guarantees	113	127	81	240	158
Collection services	84	80	98	164	199
Asset under management	81	77	87	158	167
Brokerage services and structured finance	60	34	58	94	83
Other fees	79	90	76	169	177
Redecard remaining participation	52	50	41	102	87
Subtotal	916	914	857	1,830	1,677
Redecard’s sold participation	-	-	16	-	32
Total fees from services rendered	916	914	873	1,830	1,709

(1) Unicard, Hipercard and other cards

Total fees reached R$1,830 million in 1H08 and R$916 in 2Q08, up 7.1% when compared to 1H07 and 0.2% in the quarter. Such fees in 2Q08 were impacted by the change in banking tariffs regulation established by the Brazilian Central Bank.

Excluding the revenues from the Redecard’s sold participation, total fees increased 9.1% in 1H08 vis-à-vis 1H07. Unibanco reduced its participation in Redecard (from 31.9% to 23.2%) in its IPO during 3Q07. Fees from Redecard are proportionally consolidated according to Unibanco’s participation in the company.

When compared total fees in 1H08 to 1H07, its is worth mentioning the 14.1% evolution in credit cards fees, influenced by the growth in the number of cards issued.

Investor Relations | 2Q08	18

Personnel and Administrative Expenses

Unibanco’s total personnel and administrative expenses posted a 3.2% growth in the quarter. In 1H08, personnel and administrative expenses posted a 7.1% increase when compared to 1H07, largely due to growth in volume of business, increase of 2,045 employees and wage increases. It is worth mentioning the growth of only 4.9% in other administrative expenses under Unibanco’s direct management in the same period, below the inflation rate of 6.05% (IPCA), due to the efficiency gains and cost controls, despite the expansion of business activities.

In 2Q08, considering companies under Unibanco’s direct management, personnel and administrative expenses posted a 3.6% increase when compared to 1Q08, mainly influenced by the business expansion, Retail business commercial efforts and campaigns, increase in the number of employees and training expenses for the opening of new points of sale, and vacation seasonal effect in the beginning of the year.

The table below displays the personnel and administrative expenses for the specified periods:

					R$ million
Personnel and Administrative Expenses	2Q08	1Q08	2Q07	1H08	1H07

Commercial bank	1,044	991	928	2,036	1,830
Subsidiaries - Companies under Unibanco´s direct management	403	406	394	809	792
Subtotal	1,447	1,397	1,322	2,844	2,622
Subsidiaries - indirect management	53	57	72	110	136
Total	1,500	1,454	1,394	2,954	2,758

Personnel and Administrative Expenses > Personnel Expenses

Evolution of personnel expenses during the periods specified:

					R$ million
Personnel Expenses	2Q08	1Q08	2Q07	1H08	1H07

Commercial bank	499	478	434	978	856
Subsidiaries - Companies under Unibanco´s direct management	115	117	107	231	207
Subtotal	614	595	541	1,209	1,063
Subsidiaries - indirect management	9	9	12	18	23
Total	623	604	553	1,227	1,086

Considering only the companies under Unibanco’s direct management, personnel expenses increased 3.2% in 2Q08 when compared to 1Q08, mainly influenced by the increase in the number of employees (from 34,542 in March 2008 to 35,164 in June 2008) and training of employees for new branches.

Personnel and Administrative Expenses > Other Administrative Expenses

The table below details the other administrative expenses for the specified periods:

					R$ million
Other Administrative Expenses	2Q08	1Q08	2Q07	1H08	1H07

Commercial bank	545	513	494	1,058	974
Subsidiaries - Companies under Unibanco´s direct management	288	289	287	577	585
Subtotal	833	802	781	1,635	1,559
Subsidiaries - indirect management	44	48	60	92	113
Total	877	850	841	1,727	1,672

The other administrative expenses of companies under Unibanco’s management posted a 3.9% growth in the quarter. When compared 1H08 to 1H07, the increase of only 4.9% was below the inflation rate (IPCA) of 6.05% for the period, despite the client base growth and the increase in volume of transactions due to the expansion of the Retail segment activities.

Investor Relations | 2Q08	19

The table below details the breakdown of other administrative expenses for the specified periods:

					R$ million
Other Administrative Expenses	2Q08	1Q08	2Q07	1H08	1H07
Third-party services	338	321	316	659	630
Data processing and telecommunications	101	104	99	205	206
Depreciation and amortization	94	89	89	183	175
Facilities - maintenance and preservation	151	149	143	300	286
Advertising and publicity	88	83	92	171	177
Financial system services costs	30	33	24	63	46
Transportation	23	22	22	45	42
Materials	12	11	10	23	19
Others	40	38	46	78	91
Total	877	850	841	1,727	1,672

Efficiency

Unibanco continued its focus on maximizing efficiency, prioritizing the review and simplification of its operational processes. The efficiency management system involves all levels of the organization, identifying areas where improvements can be made. Improvement projects are systematically monitored by executives from different areas of the Bank. Results, causes and corrective measures are presented to the Executive Committee. Since the implementation of the Operational Efficiency unit, in 2006, Unibanco has already seen positive results in the expenses, reflecting better efficiency. The graph below shows the evolution of both efficiency and the cost to average assets ratios.

The 20.4% revenue growth in 2Q08 compared to 2Q07, vis-à-vis a 7.6% increase in personnel and administrative expenses – a result of growth in volume of business, efficiency management and budgetary discipline – led to a 500 b.p. improvement in the efficiency ratio. In the same period, the cost to average assets ratio also favorably decreased from 4.6% to 3.7% .

					R$ million
Efficiency	2Q08	1Q08	2Q07	1H08	1H07

Cost to average assets ratio (1)	3.7%	3.8%	4.6%	3.7%	4.7%
Efficiency ratio (2)	42.0%	45.3%	47.0%	43.6%	47.8%
Expenses	1,500	1,454	1,394	2,954	2,758
Revenues	3,571	3,210	2,967	6,781	5,772

(1) (Personnel + Other Administrative expenses) / (Average Assets).
(2) (Personnel + Other Administrative expenses) / (Profit from Financial Intermediation before Provision for Loan Losses + Fees from Services Rendered + Insurance, Pension Plans and Annuity Results + Credit Card Marketing Expenses + Other taxes + Other Operating Income/Expenses).

Investor Relations | 2Q08	20

Other Operating Income and Expenses

This group of accounts consists mainly of fiscal, labor and civil provisions, goodwill amortization from acquisitions, commission and commercial fees expenses, and dividends received from other investments. This account incurred a net expense of R$352 million in 2Q08.

In 2Q08, it is worth mentioning the R$10 million full goodwill amortization of Creditec, which had its operations incorporated by Fininvest. In this quarter, the other operating income and expenses were also influenced by the R$23 million expense related to the refund of pre-payment fees (TLA).

			R$ million
Other Operating Income / Expenses	2Q08	1Q08	2Q07

Labor and civil	(118)	(121)	(109)
Goodwill amortization	(43)	(34)	(43)
Check / collection clearing expenses	(31)	(29)	(58)
Commission and commercial fees	(59)	(63)	(62)
Operating losses	(55)	(45)	(35)
General operating income / expenses	(46)	(52)	(42)
Total	(352)	(343)	(349)

Investor Relations | 2Q08	21

Brazilian Economy

The highlight of second quarter of 2008 was the upgrade to Investment Grade in the Brazilian Sovereign Long Term Debt rating, which was the recognition – by the risk agencies – of the significantly improvement of the country fundamentals during last years. Such upgrade helped the country to surpass another quarter of international turbulences, generated by the maintenance of the credit crisis in the U.S.

In the domestic scenario, the inflation increase – IPCA up 2.08% in the second quarter – contributed to the beginning of a new cycle of interest rate increase by the Central Bank. Selic rate rose 175 b.p., and it is likely to be risen 225 b.p. more during next quarters. Although it avoids inflation pressure, this movement may decelerate the economic growth, mainly during next year.

Economic activity figures have showed a lower momentum in the margin, with industrial production verifying a 0.1% accumulated growth in the quarter, up to May, below the 0.5% of first quarter 2008.

The debt to GDP ratio reached 40.8% in the end of May, a drop when compared to the 41.1% verified in the end of 1Q08. The public sector primary surplus amounted to 4.34% of the GDP in the last 12 months, above the 2008 goal of 3.8% .

The credit market presented a robust growth in the first quarter of 2008, besides the restrictive measures implemented by the government in the beginning of the year, as the IOF tax over credit operations increase. In June, the most recent data released by the Central Bank, total loan portfolio presented a 33% growth when compared to the same period of last year, representing 37% of the GDP.

Despite the international scenario volatility, the investment grade upgrade increased investor’s interest in Brazilian assets. The Embi+BR ended 2Q08 at 229 basis points, 50 basis points down when compared to 1Q08. The trade balance may reach US$23 billion in 2008, less than the US$40 billion verified in 2007. The strong domestic demand accelerated the imports, which were the main reason for the trade balance deterioration in 2008, but the high level of international reserves and the low foreign debt keep the Brazilian external solvency very solid.

Following the sovereign risk improvement, the Real currency appreciated 9.0% against the US-dollar in 2Q08. The Central Bank, according to the reserve accumulation policy, continued the US-dollar repurchase auctions, increasing the level of the Brazilian international reserves, which ended the 2Q08, at US$200.8 billion, above the US$195.7 billion registered in the 1Q08.

The Brazilian economic perspectives for 2008 remain favorable, maintaining the GDP growth, even with a slower pace than in 2007. Furthermore, the sovereign long term debt rating upgrade to investment grade should contribute to a higher foreign investment flow to Brazilian assets, which led to lower funding costs to the Brazilian companies, and also contributes to its market capitalization increase. However, it is worth mentioning that the risks which follow this scenario are not negligible: in the international panorama, the possibility of a slowdown of the commerce and capital flows, due to the deceleration of the American economy, can contribute to lower growth rates in Brazil.

Investor Relations | 2Q08	22

Retail

In June 2008, Unibanco’s Retail segment had exceeded 30 million clients throughout the country, a 15.1% growth from June 2007.

The full-service commercial bank serves individuals and small and medium enterprises (SME); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its commercial bank, and partnerships.

Auto loans grew 10.4% in the quarter and 86.9% in the last 12 months, reaching R$10,764 million on June 30, 2008. With a distinctive strategy in auto loans, focused in new vehicles, Unibanco is increasing consistently its market share in terms of financed units. In the new cars segment, Unibanco’s market share rose from 7.3% in 2Q07 to 8.6% in 2Q08.

Payroll loans portfolio reached R$4,499 million in June 2008. Since 4Q07, Unibanco has focused in its own origination of payroll loans, which reached R$1,874 million in June 2008, a 33.9% increase in the last 12 months. Such evolution is explained by the intensive offering of this product to clients from the commercial bank and portfolio origination efforts through dealers (including Fininvest), besides the partnerships established.

Given expectation of growth over the next years in the mortgage market, Unibanco has increased its focus on the sector. The business structure was strengthened, and the documentation processing and credit approval became more agile. Aiming at increasing its business origination, Unibanco intensified its relationship with the main homebuilders, real estate developers and brokers in the country. In June 2008, the balance of commitment to future disbursement reached R$1,638 million, a 219.3% growth in the last 12 months. The mortgage loan portfolio totaled R$2,042 million on June 30, 2008, a 28.8% annual growth.

As a result, total retail loan portfolio reached R$42,603 million, of which R$28,278 million are represented by individuals, with 35.4% evolution in the last 12 months.

Unibanco closed out the semester with a network of 954 branches and 280 corporate-site branches. In the next 2 years, Unibanco intends to expand its network by approximately 400 points of sale, including branches, corporate-site branches, and retail partners stores. The expansion objective is to increase scale and reach of distribution of retail financial products offered by Unibanco. The first new branches will be in operation in the second half of 2008.

Retail > SME

The SME segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, auto financing, home financing, BNDES-funded loans, leasing, and payroll services, in addition to cash management services. At the end of 1H08, the SME segment had approximately 635,000 customers.

The SME loan portfolio totaled R$14,325 million in June 30, 2008. Excluding auto loans and mortgage loans, the total portfolio was R$10,296 million, 5.8% evolution in the quarter and 48.9% in the last 12 months.

Retail > Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (Unibanco’s participation of 23.2%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as Unibanco’s partnerships with Ipiranga Group and Banco Cruzeiro do Sul. These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Investor Relations | 2Q08	23

Retail > Consumer Credit Companies > Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipercard and Redecard. Together, these companies posted a R$196 million net income in the quarter and R$406 million in the semester, 1.0% and 6.0% growth when compared to 2Q07 and 1H07, respectively. It is important to mention the impact of the reduction of Unibanco’s participation in Redecard (from 31.9% to 23.2%) due to its IPO in 3Q07. The results from Redecard are proportionally consolidated in Unibanco’s financial statements according to its participation in the company.

The credit portfolio posted a 35.9% growth over the past 12 months and 6.8% in the quarter, amounting to R$7,357 million in June 2008.

					R$ million
Financial Information	2Q08	1Q08	2Q07	1H08	1H07

Credit portfolio (1)	7,357	6,887	5,412	7,357	5,412
Provision for loan losses	205	164	128	369	239
Credit portfolio coverage	8.4%	7.9%	8.3%	8.4%	8.3%
Fees	203	210	198	413	381
Business results	196	210	194	406	383

(1) Individuals.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card.

The combined billings of Unicard and Hipercard - measured by the total of cardholders’ charges and cash withdrawals – reached R$15,065 million in 1H08, which represents a growth of 31.8% from the same period of last year.

The table below shows the number of credit cards by type:

			In million
Number of cards	Jun-08	Mar-08	Jun-07
Visa + Mastercard (A)	17.3	17.5	15.6
Hipercard (B)	10.0	9.3	7.5
Subtotal (A+B)	27.3	26.8	23.1
Other cards	7.6	8.6	8.5
Total cards	34.9	35.4	31.6

Retail > Consumer Credit Companies > Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s Consumer Finance Companies. The credit portfolio totaled R$3,479 million in June 2008, an increase of 22.4% in the last 12 months and 3.8% in the quarter. The growth in the last 12 months is due to the expansion in consumption through private-label cards and Fininvest’s portfolio origination in the payroll loan segment. The higher provision for loan losses in the quarter is mainly explained by the portfolios of consumer credit (CDC) in partnership with retailers. Business results reached R$73 million in the semester and R$34 million in the quarter.

The table demonstrates the consumer finance companies evolution:

					R$ million
Financial Information	2Q08	1Q08	2Q07	1H08	1H07
Credit portfolio	3,479	3,351	2,843	3,479	2,843
Provision for loan losses	197	167	157	364	300
Credit portfolio coverage	16.5%	15.5%	17.5%	16.5%	17.5%
Fees	102	97	94	198	184
Business results	34	39	38	73	77

Fininvest had 594 fully-owned stores, mini-stores and kiosks, and more than 13 thousand points-of-sale as of June 2008. At the same date, LuizaCred had 402 points-of-sale while PontoCred had 437.

Investor Relations | 2Q08	24

Wholesale and Investment Banking

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Distinctive products and services such as derivatives and structured finance, besides the asset growth, were the highlights in the quarter.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$2,073 million up to May 2008, with a 11.9% market share, maintaining its 3rd place in the BNDES overall ranking. In the same period, Unibanco also disbursed R$356 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$26,388 million in June 2008, up 25.5% in the last 12 months and 3.7% in the quarter, despite the US dollar depreciation of 17.4% and 9.0% in the respective periods. It is worth mentioning that US dollar-denominated credit portfolio represents approximately 40% of the Wholesale loans. The loan growth was influenced by the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

The Investment Banking, under Mr. Eleazar de Carvalho Filho leadership, enlists executives with extensive experience in the Brazilian and international financial sectors. The Investment Banking handle origination, structuring, distribution, and research. During 2Q08, the new structure focused on prospecting business and on consolidating its operations. The highlight was the Equity Research team of Investment Banking, which was recognized as the only Brazilian firm among the Top 10 Research Houses in the 2008 Latin Research Team ranking, from Institutional Investor magazine.

Investor Relations | 2Q08	25

Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$101 million in 2Q08, a 14.8% growth when compared to the same period of last year. When compared to the last quarter, such evolution was 8.6% . Operating income reached R$47 million in the quarter, a 34.3% increase from 2Q07. Combined revenues from the Insurance and Private Pension Plan businesses were R$1,620 million in 2Q08.

Consolidated technical reserves reached R$10,967 million at the end the quarter, up 19.0% from June 2007, and 4.0% from March 2008, as illustrated by the graph below:

The financial result was affected by the several payments of Interest on Capital/Dividends, performed by the company during the 1H08 in the total amount of R$131 million.

The loss ratio was 44.0%, a 100 b.p. improvement in 2Q08 when compared to 2Q07. The combined ratio reached 93.9% in 2Q08, a 70 b.p. improvement from 2Q07, and significantly better than the industry average.

					R$ million
Insurance	2Q08	1Q08	2Q07	1H08	1H07

Net premiums written	1,021	1,028	1,084	2,049	2,226
Premiums retained	933	835	871	1,769	1,819
Premiums earned	774	760	650	1,534	1,275
Industrial result	133	131	118	265	224
Personnel and administrative expenses	(70)	(70)	(68)	(140)	(131)
Operating income	47	49	35	97	70
Financial / equity result	65	63	75	129	128
Income before taxes	115	112	114	227	203
Net income	101	93	88	195	158

Loss ratio (1)	44.0%	43.6%	45.0%	43.8%	46.1%
Combined ratio (2)	93.9%	93.5%	94.6%	93.7%	94.5%
Extended combined ratio (3)	88.4%	88.4%	87.9%	88.7%	89.0%

(1) Claims /Premiums.
(2) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned.
(3) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income).

Unibanco Insurance and Pension Plans companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 6.9% market share (as of May 2008).

Unibanco is the leader in the following segments: D&O (Directors and Officers), engineering risks, aviation risks, transportation risks, and extended warranty products, a key product for the cross selling strategy in the insurance business.

Investor Relations | 2Q08	26

Net income from the private pension business in 2Q08 was R$24 million. In the quarter, revenues were R$599 million, a 58.9% increase when compared to the last quarter, due to sales effort in alternative channels. The technical reserves reached R$8,463 million, up 22.2% from 2Q07.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 5th in private pension plan revenues, up to May 2008. The company ranked 2nd in sales of corporate pension plans, with R$259 million in sales and a 15.3% market share, according to Fenaprevi, up to May 2008.

Unibanco AIG serves more than 1,500 corporate clients and more than 885 thousand individual clients.

Investor Relations | 2Q08	27

Wealth Management

Wealth Management > Unibanco Asset Management

Unibanco Asset Management (UAM) was the Brazilian first institution focused on third party’s investment management. It offers an extensive variety of distinctive and high value-added products and services and consistency in asset management, addressed to wealth generation, protection and growth.

UAM ended June 2008 with R$64.2 billion in assets under management, up 16.8% in the semester and 35.0% in the last 12 months million. Out of the total assets under management, R$15.5 billion were Credit Receivable Investment Funds (FIDCs). UAM’s market share as of June 30, 2008 stood at 5.5%, compared to 4.7% on December 31, 2007 (source: Anbid).

It is worth mentioning the evolution in the Corporate segment, mainly due to the R$12.5 billion increase in FIDC during 1H08. According to Anbid, UAM increased its market share in the Corporate segment to 12.9% in June 2008, from 4.1% in December 2007.

UAM focus its efforts on increasing the offering of high value-added products such as credit risk, multi-markets, off-shore and equity funds.

Since July 2001, Standard & Poor’s has rated UAM as AMP-1 (Very Strong). This rating corresponds to third party asset management practices, and is the highest possible rate in the scale that goes from AMP-1 to AMP-5.

The funds managed by UAM have received several awards from the magazines Guia Exame, Valor Invest (Fixed Income and Equity Top Management), GazetaInveste and Investidor Institucional. The most recent award is as The Best Fixed Income Fund, granted to Unibanco Private Social FI Fund – Fixed Income, by GazetaInveste magazine, in March 2008.

UAM´s economists team was awarded the General Top 10 in the second edition of “Destaque Agência Estado Projeções” (Agência Estado Estimates Award). The award was granted to the institution that had the closest to reality estimate for the Brazilian macroeconomic outlook in 2007.

The chart below traces the evolution in the funds’ asset mix by segment:

Wealth Management > Unibanco Private Bank

Unibanco Private Bank is expanding its commercial team and intensifying its efforts Brazil wide. During 1H08, the funding raised was 70% higher than during the same period in the previous year. The strategy focused on clients counseling and larger offering of high value-added products has contributed to the 26.6% growth of assets under management in June 2008 from June 2007.

During 2Q08, Unibanco Private Bank maintained the strategy of an efficient cost management and investments in technology and infrastructure.

Aiming at continue extending the offering of distinctive products and solutions to clients, Unibanco Private Bank launched its new office in Luxembourg with improvements in infrastructure and in customer assistance.

Investor Relations | 2Q08	28

Unibanco Holdings

Unibanco Holdings S.A. net income reached R$400.4 million in 2Q08. Stockholders’ equity stood at R$7,490 million, and annualized ROAE was 23.7% for the 2Q08, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP). The company is disputing these taxes and has already obtained favorable decision in the lower courts. The provision established for this contingency amounted to R$233 million as of June 30, 2008.

The investments of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

Corporate Governance

Corporate Governance > Stocks

The graph below traces the stocks’ performance in both domestic and international markets since June 2007.

This year, Unibanco celebrates 40 years of listing in Bovespa.

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange. It is worth mentioning that Unibanco’s GDS is the only ADR level III among Brazilian banks.

In 1H08, the GDSs’ average daily trading volume reached R$341.6 million. In Bovespa, the Units’ average daily trading volume was R$98.9 million.

Investor Relations | 2Q08	29

Corporate Governance > Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its participation on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 180%.

The table below features the Units’ weighting in each of these stock indices, according to the latest four-month revision:

Index	Weight (%)
May to Aug-08
Ibovespa	2.782
IBrX-50	3.067
IBrX-100	2.756
IGC Corporate Governance Index	2.900

Corporate Governance > Market Capitalization

Unibanco market capitalization is R$29.4 billion, estimated on the Unit (UBBR11) closing quotation of R$21.09, as of August 6, 2008.

Corporate Governance > GDSs Ratio Change

On May 29, 2008, the Board of Directors of Unibanco and Unibanco Holdings approved the amend of Unibanco and Unibanco Holdings program of Global Depositary Shares to change the ratio of Units represented by each GDS. Thus, each GDS that currently represents 10 Units shall represent 2 Units.

The GDSs are traded in the North American stock market and the management believes that the market quotation value shall be adjusted to a more attractive trading level for its investors, providing an improved liquidity to the GDSs.

Considering that the resolution depends on the approval by the Brazilian Securities Exchange Commission in order to be effective, each GDS shall be traded as representing 10 Units until the record date to be announced.

Corporate Governance > Share Bonus

On July 16, 2008, it was approved by the Extraordinary Shareholders' Meeting of Unibanco and Unibanco Holdings the increase of their relevant corporate capital with the issuance of share bonus, in the proportion of 10%. The unitary cost that will be ascribed to the bonus shares will be of R$10.685451 to the shares issued by Unibanco, R$10.614037 to the shares issued by Unibanco Holdings, and R$21.299488 to the Units.

Treasury stocks will receive bonus shares, subject to a favorable opinion of the Brazilian Securities Exchange Commission (CVM). In the event CVM gives an adverse opinion about such possibility, the respective Boards of Directors shall determine, considering the outstanding number of shares in the record date, the number of shares to be issued as a result of the distribution of bonus shares approved, the new number of shares that shall constitute the corporate capital of the companies, including the authorized capital and the unitary costs to be ascribed to the bonus shares adjusted to the number of shares actually issued. These information shall be informed to the shareholders by means of a company announcement.

The resolution of Unibanco about the bonus shares shall also be subject to the mentioned approval of the Central Bank of Brazil. The record date for the right to receive the bonus shares shall be released, by means of a company announcement, after the manifestation of both governmental agencies.

Investor Relations | 2Q08	30

Corporate Governance > Stock Repurchase Program

On February 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of up to 20,000,000 Units (UBBR11), with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings.

The authorization is valid for 12 months from February 15, 2008, and the acquisition of the shares is made through the broker Unibanco InvestShop Corretora de Valores Mobiliários S.A.

The table below shows the amount of repurchased shares, as well as the average acquisition price per Unit during 2Q08 and July 2008:

		Average
Stock Repurchase Program	Amount in Units	Price
		R$/Unit
Repurchase in 2Q08	2,059,700	21.13
Repurchase in July 2008	1,008,500	19.73
Total repurchased in the period	3,068,200	20.67

Corporate Governance > Interest on Capital Stock and Dividends

Unibanco and Unibanco Holdings paid quarterly and complementary Interest on capital stock on July 31, 2008, according to the amounts specified in the table below:

						R$ per share
	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Value	0.1593457	0.1752803	0.1368685	0.1368685	0.3121488	3.1214880
Net Value	0.1354439	0.1489882	0.1163382	0.1163382	0.2653264	2.6532640

(*)	Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**)	Each GDS listed on the New York Stock Exchange (NYSE:UBB) currently corresponds to 10 Units.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Corporate Governance > Guidance

The information presented in this section is based exclusively in Unibanco’s management expectations about the future of the business. These estimates can be different than reality as a result of change in market conditions, regulatory environment, competition, sector performance and the Brazilian economy, among other factors, and, therefore, are subjected to changes.

The following table presents the growth expectations for some Financial Statement items, which impact Unibanco’s results. Any change in this guidance will be reported to the market.

Investor Relations | 2Q08	31

Guidance 2008	∆ %
2008/2007
Loan portfolio	20 - 25%
Wholesale	10 - 15%
Retail	25 - 30%
Fee income	8 - 13%
Personnel and Administrative Expenses	7 - 12%

Macroeconomic Estimates

The table below demonstrates the Unibanco’s Economic Research projections, as of August 6, for the main macroeconomic indicators.

Macroeconomic Outlook	2008E	2009E
GDP Growth	4.8%	3.0%
Exchange Rate R$/US$ (year end)	1.60	1.70
SELIC Interest Rate (year end)	14.75%	15.25%
IPC A (consumer price index)	6.2%	4.8%

In the domestic scenario, the inflation increase – IPCA up 2.08% in second quarter – contributed to the beginning of a new cycle of interest rate increase by the Central Bank. Selic rate rose 175 b.p., and it is likely to be risen 225 b.p. more during next quarters, ending the year of 2008 at 14.75% and 2009 at 15.25% . Although it avoids inflation pressure, this movement may decelerate the economic growth, mainly during next year. As a consequence of the Selic interest rate increase cycle, a GDP gradual decelaration is expected, posting a 3.0% growth in 2009, from 4.8% in 2008. Inflation should slowly react to the hike of interest rate, ending 2008 at 6.2% and 4.8%, in 2009.

Investor Relations | 2Q08	32

Sustainability

Sustainability > Bandeirantes Thermoelectric Power Plant Award

In August 2008, the Bandeirantes Thermoelectric Power Plant project (UTEB) was awarded the best clean development mechanism project in Brazil, winning the Brasil Ambiental (Environmental Brazil) Prize, organized by the American Chamber of Commerce of Rio de Janeiro – AMCHAM RJ, in the category of Clean Development Mechanism. The criteria were: amount of investment, social reach, originality, company’s level of commitment and results.

The Bandeirantes Thermoelectric Power Plant project is the result of a partnership between Unibanco, Sotreq and Biogás. In 2003, Unibanco’s Project Finance department helped developing this pioneering project, a thermoelectric plant that generates electricity using methane gas extracted from the Bandeirantes sanitary landfill. An amount of US$16 million was invested in Uteb, with 20 MW of power capable of generating enough electricity to meet the needs of a city of 400,000 inhabitants.

Unibanco manages the plant and uses the electricity generated. Uteb was the first plant powered by biogas in Brazil, and was the largest in the world at the time it was built. The plant frequently receives managers of clean development mechanism projects from abroad that aim to understand technical, structural and organizational aspects that made the Bandeirantes Thermoelectric Power Plant a successful business case.

The Brasil Ambiental Prize illustrates Unibanco’s serious commitment to sustainability in its businesses, always seeking to stimulate responsible business practices that are capable of providing benefits to society and companies.

Sustainability > Global Compact Participation

In May 2008, Unibanco joined the Global Compact, a framework designed by the United Nations to promote sustainable development and citizenship through corporate leaderships’ commitment to align their operations and strategies with ten universally accepted principles in human rights, labor, environment and anti-corruption areas. Therefore, the best practices that were already incorporated in Unibanco’s businesses are now a public commitment.

Sustainability > Unibanco’s Sustainability Website

Unibanco’s initiatives towards sustainable development, products aimed at reaching individual and corporate clients, policies and procedures aligned to sustainability, among other important issues, are now available at the new Unibanco’s Sustainability website that can be accessed at www.unibanco.com.br.

The website, launched at the end of June 2008, is part of Unibanco’s strategy to reinforce its commitment to sustainability, stimulating transparency and communicating in a democratic manner all its activities related to the theme, trying to establish a broader engagement with all its stakeholders and opening another communication channel with them. The website will also be available in English by the end of 2008.

Sustainability > Unicard Receives Ethics Certification

In June 2008, Unicard received the Ethics label from PROBARE (Programa Brasileiro de Auto-Regulamentação do Setor de Relacionamento). This certification is in compliance with Código de Defesa do Consumidor (Brazilian Consumer's Legislation) and reinforces Unicard’s commitment to the best market practices, ensuring respect and ethics in relationship with costumers.

Unicard is the first credit card company to receive this certification.

Investor Relations | 2Q08	33

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET

	R$ million
	Jun-08	Mar-08	Jun-07	Quarterly	Annual
				Change (%)	Change (%)
ASSETS
Cash and due from bank	3,192	3,464	1,837	-7.9	73.8
Interbank investments	40,431	33,400	28,125	21.1	43.8
Marketable securities and financial derivatives instruments	34,467	31,881	26,121	8.1	32.0
Interbank accounts	8,158	7,838	5,783	4.1	41.1
Loan portfolio, leasing and other loans	68,991	66,153	51,644	4.3	33.6
Allowance for loan losses	(3,268)	(3,051)	(2,702)	7.1	20.9
Net loans	65,723	63,102	48,942	4.2	34.3
Foreign exchange portfolio, except for ACC (1)	6,302	3,589	5,714	75.6	10.3
Negotiation and intermediation of securities	814	337	901	141.5	-9.7
Permanent assets	2,600	2,601	2,425	0.0	7.2
Other assets	10,285	9,999	9,728	2.9	5.7

Total assets	171,972	156,211	129,576	10.1	32.7

LIABILITIES
Deposits	50,142	42,388	33,532	18.3	49.5
Securities sold under repurchase agreements (open market)	32,124	29,472	27,322	9.0	17.6
Resources from securities issued	7,688	8,075	4,493	-4.8	71.1
Interbank accounts	1,480	1,317	682	12.4	117.0
Borrowings and onlendings	16,455	16,308	11,844	0.9	38.9
Financial derivatives instruments	5,638	4,801	3,345	17.4	68.6
Technical provisions for insurance, annuities and retirement plans	11,751	11,309	9,833	3.9	19.5
Foreign exchange portfolio (1)	6,543	3,756	6,033	74.2	8.5
Negotiation and intermediation of securities	1,057	2,723	1,681	-61.2	-37.1
Other liabilities	23,868	21,329	18,128	11.9	31.7

Total liabilities	156,746	141,478	116,893	10.8	34.1

Minority interest	2,529	2,524	1,885	0.2	34.2
Stockholders' equity	12,697	12,209	10,798	4.0	17.6

Stockholders' equity managed by parent company	15,226	14,733	12,683	3.3	20.1

Total liabilities + stockholders' equity	171,972	156,211	129,576	10.1	32.7

(1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under C entral Bank of Brazil guidelines.

Investor Relations | 2Q08	34

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES INCOME STATEMENT

					R$ million
	2Q08	1Q08	2Q07	1H08	1H07
Revenue from financial intermediation	4,950	4,986	4,141	9,936	8,214
Lending and leasing operations	2,822	3,200	2,544	6,022	5,107
Result from marketable securities and derivatives	1,861	1,377	1,147	3,238	2,139
Insurance, pension plans and annuity result	340	222	313	562	595
Foreign exchange transactions and compulsory deposits	(73)	187	137	114	373

Expenses on financial intermediation	(2,451)	(2,776)	(2,065)	(5,227)	(4,255)
Funding expenses	(1,469)	(1,737)	(1,196)	(3,206)	(2,404)
Interest and restatement expenses on technical provisions for insurance, pension plans and annuity	(270)	(163)	(217)	(433)	(415)
Borrowings and onlendings	4	(246)	(107)	(242)	(367)
Provision for loan losses	(716)	(630)	(545)	(1,346)	(1,069)

Profit from financial intermediation	2,499	2,210	2,076	4,709	3,959

Other operating income (expenses)	(1,141)	(1,077)	(1,033)	(2,218)	(1,982)
Fees from services rendered	916	914	873	1,830	1,709
Insurance, pension plans and annuity result	210	182	193	392	346
Credit card selling expenses	(93)	(82)	(59)	(175)	(126)
Salaries, benefits, training and social security	(623)	(604)	(553)	(1,227)	(1,086)
Other administrative expenses	(877)	(850)	(841)	(1,727)	(1,672)
Other taxes	(325)	(301)	(312)	(626)	(596)
Equity in the results of associated companies	3	7	15	10	32
Other operating income / Other operating expenses	(352)	(343)	(349)	(695)	(589)

Operating income	1,358	1,133	1,043	2,491	1,977
Non-operating income (expenses)	(1)	27	(6)	26	(6)
Income before taxes and profit sharing	1,357	1,160	1,037	2,517	1,971
Profit sharing	(147)	(144)	(134)	(291)	(241)
Income before taxes and minority interest	1,210	1,016	903	2,226	1,730

Income tax and social contribution	(342)	(198)	(220)	(540)	(427)

Net income before minority interest	868	818	683	1,686	1,303
Minority interest	(112)	(77)	(45)	(189)	(84)

Recurring net income	756	741	638	1,497	1,219
Result from non recurring events (1)	-	-	203	-	203

Net income	756	741	841	1,497	1,422

(1) In 2Q07, the non recurring events include the sale of part of Serasa's stake and the change in participation on our subsidiary UPS and additional provisions.

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein. 2Q08 Conference Call will be held on August 8, at 9:00 a.m. (Eastern Time) in Portuguese, and at 11:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3905-1980.

Investor Relations | 2Q08	35

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 7, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.